Filed by Fifth Third Bancorp

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MB Financial, Inc.

SEC File No.: 001-36599

Filer’s SEC File No.: 001-33653

Date: July 18, 2018

ORGANIZATIONAL UPDATE ON PLANNED MERGER

Midway through the year, we continue to make progress on our NorthStar strategy. The pending merger with MB Financial, Inc., is an important part of our ongoing journey, and the transaction is proceeding according to plan. While we are operating as separate companies pending regulatory and shareholder approval until the closing of the merger, we also are busy working on an integration plan to ensure the transition will be as smooth as possible.

Part of that work involves planning for who will lead the new Chicago organization. A few moments ago, Greg Carmichael shared some of those high-level decisions with employees in Chicago. As Greg said in his announcement, in addition to setting the stage for regional leadership, we also took the opportunity to examine the management structure of several of our businesses. I wanted to inform you of some resulting changes under the integration plan and provide additional context.

The move to split our national commercial specialty lines once the doors open on the new organization was driven by a spirit of opportunity and continuous improvement. We intend to broaden our commitment to deep, customized service within these lines with the restructure. Tom Partridge, who currently heads commercial specialty products, will focus on leading leveraged finance, asset securitization and dealer floor plan when the merger is completed. Tom has more than 20 years of experience with us, having led in a variety of capacities. Being dedicated to these specialty areas will enable him to expand his expertise in these very complex service areas.

Likewise, we’ll sharpen our specialty focus and advisory skills through dedicated business heads in equipment finance and leasing and asset-based lending. Jill York, who currently manages leasing and indirect lending at MB, will head equipment finance and leasing in our combined organization. Indirect lending for recreational vehicles, boats and motorcycles will be under Jill’s leadership, as she manages this business for MB today. Mike Sharkey, who currently oversees asset-based lending at MB, will lead our combined national asset-based lending business. Jill and Mike will report to Greg Schroeck. Both have a strong record of success and broad experience in banking and in leadership. Together with Tom and our other national business heads, they will help extend the trust and value clients place in us for smart, sustainable and customized solutions.

As noted in Greg’s communication, we have other talent decisions yet to make. As these incremental decisions are finalized, we will communicate appropriately with employees.

I am excited about the opportunities in front of us – in Chicago and all across our footprint. Our people, our products, our expertise and our service levels stand out in the marketplace. In bringing our very best, we enable our clients to achieve their very best. That’s what banking at Fifth Third is all about!

Lars Anderson

Executive Vice President

Chief Operating Officer

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed merger, Fifth Third Bancorp has filed with the SEC a Registration Statement on Form S-4 that includes the Proxy Statement of MB Financial, Inc. and a Prospectus of Fifth Third Bancorp, as well as other relevant documents concerning the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Fifth Third Bancorp and MB Financial, Inc., may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Fifth Third Bancorp at ir.53.com or from MB Financial, Inc. by accessing MB Financial, Inc.’s website at investor.mbfinancial.com.

Copies of the Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to Fifth Third Investor Relations at Fifth Third Investor Relations, MD 1090QC, 38 Fountain Square Plaza, Cincinnati, OH 45263, by calling (866) 670-0468, or by sending an e-mail to ir@53.com or to MB Financial, Attention: Corporate Secretary, at 6111 North River Road, Rosemont, Illinois 60018, by calling (847) 653-1992 or by sending an e-mail to dkoros@mbfinancial.com.

Fifth Third Bancorp and MB Financial, Inc. and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of MB Financial, Inc. in respect of the transaction described in the Proxy Statement/Prospectus. Information regarding Fifth Third Bancorp’s directors and executive officers is contained in Fifth Third Bancorp’s Annual Report on Form 10-K for the year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated March 6, 2018, which are filed with the SEC. Information regarding MB Financial, Inc.’s directors and executive officers is contained in its Proxy Statement on Schedule 14A filed with the SEC on April 3, 2018. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger. Free copies of this document may be obtained as described in the preceding paragraph.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, Fifth Third Bancorp’s and MB Financial, Inc.’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “plan,” “predict,” “project,” “forecast,” “guidance,” “goal,” “objective,” “prospects,” “possible” or “potential,” by future conditional verbs such as “assume,” “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.

In addition to factors previously disclosed in Fifth Third Bancorp’s and MB Financial, Inc.’s reports filed with or furnished to the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval of the merger by MB Financial, Inc.’s stockholders on the expected terms and schedule, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; difficulties and delays in integrating the businesses of MB Financial, Inc. or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of Fifth Third Bancorp’s products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.